Exhibit 16.1

October 7, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

We have read Item 4.01 included in the Form 8-K of Cardo Medical, Inc. dated October 7, 2010
to be filed with the Securities and Exchange Commission.   We agree with the statements
concerning our Firm in such Form 8-K; we are not in a position to agree to disagree with other
statements of Cardo Medical, Inc. contained therein.

/s/ Stonefield Josephson, Inc.
Stonefield Josephson, Inc.